MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Issuer of securities registered in the Securities Registry

Santiago, March 24, 2025
Mrs.
Solange Berstein Jáuregui
President
Financial Market Commission
Av. Libertador Bernardo O'Higgins 1449

Re.: Dividend.

For your consideration:

In accordance with the provisions of Circular No. 660, dated October 22, 1986, issued by your Commission, and duly authorized, I hereby inform your Commission that at the Ordinary Shareholders' Meeting of LATAM Airlines Group S.A. ("LATAM") held today, March 24, 2025, the distribution of Dividend No. 53, Final, Minimum Mandatory Dividend, was approved. This corresponds to 30% of the distributable net income for the 2024 fiscal year, amounting to US$293,091,536.62, which represents a dividend of US$0.0004848993544 per share. The dividend will be paid on April 22, 2025, in its equivalent amount in Chilean pesos, legal currency in Chile, according to the "observed" exchange rate published in the Diario Oficial on the fifth business day prior to the payment date, that is, on April 14, 2025.

Shareholders registered in the Shareholders Registry at midnight on April 14, 2025, will be entitled to receive the dividend.

The notice referred to in Section II of the aforementioned Circular 660 will be published on April 11, 2025, in the newspaper La Tercera of Santiago.

Attached is Form No. 1 which establishes the same Circular No. 660, duly completed and signed.

Sincerely,

Juan Carlos Menció
Legal Senior Vice President
LATAM Airlines Group S.A.

cc.: - Santiago Stock Exchange
cc.: - Santiago Chile Electronic Stock Exchange

FORM Nº 1

DIVIDENDS DISTRIBUTION

1. . Company identification and movement:

1.01 Tax. No.: 89.862.200-2

1.02 Original form date: 03/24/2025

1.03 Company name: LATAM Airlines Group S.A.

1.04 No. in Securities Registry: N/A

1.05 Series : Single

1.06 Local exchange ticker: LTM

1.07 Individualization of movement: 53

2. Dividend agreement and amount:

2.01 Agreement date: 03/24/2025

2.02 Agreement settlement: 1

2.03 Dividend amount: 293,091,536.62

2.04 Currency type: US

3. Shares and shareholders with rights:

3.01 Number of shares: 604,437,877,587

3.02 Closing date: 04/14/2025

4. Characteristics of the dividend:

4.01 Dividend type: 2

4.02 Year ended: 12.31.2024

4.03 Payment type: 1

5. Payment of the dividend in cash:

5.01 Payment in cash: 0.0004848993544

5.02 Currency type: US

5.03 Payment date: 04/22/2025

6. Distribution of optional dividend in shares: This section is not applicable.

7. Observations:

7.01 The exchange rate to be used will be the Observed Dollar published in the “Diario Oficial” on April 14, 2025.

7.02 The dividend will be paid through Banco de Crédito e Inversiones, at any of its branches nationwide, Monday through Friday, from 9:00 a.m. to 2:00 p.m., for a period of 90 days, starting on April 22, 2025, by means of a nominative bank demand draft. Shareholders who request so in writing will have their dividends deposited into the bank account of the shareholder. These shareholders will be sent the respective bank deposit receipt. Any request or change that a shareholder wishes to make regarding the payment method as indicated must be communicated by April 14, 2025. After the aforementioned 90-day period has elapsed, the funds will be transferred to the custody of DCV Registros S.A. until they are withdrawn by the shareholders by personal check.

Shareholders may be represented by attorneys-in-fact by means of a power of attorney signed before a notary.

For any questions, shareholders can call +562 2393-9003 or write to atencionaccionistas@dcv.cl.

7.03 The publication of this dividend distribution will be made in the Santiago newspaper “La Tercera” on April 11, 2025.

7.04 The reporting company is open.

7.05 The dividend is paid against the profits for the financial year 2024.

7.06 The Ordinary Shareholders' Meeting of the reporting company agreed to distribute as a dividend 30% of the profits for the 2024 fiscal year, equivalent to a total amount of US$293,091,536.62.
7.07 The tax effects of the dividend payment will be reported to shareholders in a timely manner.

The information contained in this form is a faithful expression of the truth, for which I assume the corresponding legal responsibility.

Andrés del Valle E.
Director of Corporate Finance
LATAM Airlines Group S.A.